

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

## MEDICURE REPORTS THIRD QUARTER 2015 FINANCIAL RESULTS

WINNIPEG, CANADA – (November 9, 2015) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a specialty pharmaceutical company, today reported its results from operations for the third quarter ended September 30, 2015.

### Quarter Three Highlights

- Recorded net revenue of $5.4 million during the quarter ended September 30, 2015, an increase of 155% compared to $2.1 million for the quarter ended August 31, 2014 and an increase of 133% compared to $2.3 million for the three months ended September 30, 2014;

- Third quarter earnings before interest, taxes, depreciation and amortization (EBITDA)[1] adjusted for one-time regulatory costs and for share-based compensation was $2.1 million compared to $805,000 for the quarter ended August 31, 2014.

- Announced the submission of a supplemental New Drug Application (sNDA) to the U.S. Food and Drug Administration (FDA) to expand the label for AGGRASTAT (tirofiban HCl) to include the treatment of patients presenting with ST segment elevation myocardial infarction (STEMI). Total one-time costs related to the sNDA in the quarter were $1.9 million.

In December of 2014, the Company announced a change in its financial year-end from May 31 to December 31.  As a result of the change in year-end, results for the current quarter ending on September 30, 2015 are compared to the closest comparable fiscal period, which is the quarter ending on August 31, 2014.

### Financial Results

Net revenue from the sale of AGGRASTAT finished product for the third quarter was $5.4 million compared to $2.1 million for the fiscal quarter ended August 31, 2014 and compared to estimated revenue of $2.3 million for the three months ended September 30, 2014.

Net revenue from the sale of AGGRASTAT finished product for the nine months ended September 30, 2015 was $12.6 million compared to $5.6 million for the nine months ended August 31, 2014 and compared to estimated revenue of $6.0 million for the nine months ended September 30, 2014.

The increase in revenue compared to the comparable quarter for the previous year is primarily attributable to an increase in the number of new hospital customers using AGGRASTAT and the increase in market share held by the product.  Revenue growth was also aided by favourable fluctuations in the U.S. dollar exchange rate throughout the third quarter.

The Company's commercial team continues to work on further expanding its customer base and the Company expects sales of AGGRASTAT to continue to increase over the coming quarters.

EBITDA for the third quarter ended September 30, 2015 after adjusting for $174,000 of share-based compensation (a non-cash expense item) and $1.9 million relating to the one-time sNDA filing, was $2.1 million. The increase in adjusted EBITDA was 160% compared to adjusted EBITDA of $805,000 for the quarter ended August 31, 2014.  Third quarter EBITDA not adjusted for share-based compensation and the one-time sNDA filing costs was $13,000 for the quarter ended September 30, 2015.

EBITDA for the nine months ended September 30, 2015 after adjusting for $915,000 of share-based compensation (a non-cash expense item) and $1.9 million relating to the one-time sNDA filing was $4.2 million. The increase in adjusted EBITDA was 114% compared to EBITDA of $2.0 million for the nine months ended August 31, 2014.  EBITDA for the nine months ended September 30, 2015 not adjusted for share-based compensation and the one-time sNDA filing costs was $1.4 million.

Net loss for the third quarter ended September 30, 2015 was $348,000 or $0.02 per share, compared to net income of $1.3 million, or $0.11 per share, for the quarter ended August 31, 2014.  Net income for the nine months ended September 30, 2015 was $194,000 or $0.01 per share, compared to $402,000, or $0.03 per share, for the nine months ended August 31, 2014. The decrease in net income was as a result of higher than usual other income in the same period of the previous year resulting from the investment structuring services income earned from the July 2, 2014 Apicore transaction, increased research and development expenses (mainly relating to the sNDA filing), and increased selling general and administrative expenses associated with the expansion of Company's operations, partially offset by significantly higher revenues.

At September 30, 2015, the Company had cash totaling $4.1 million compared to $494,000 as of December 31, 2014 and compared to $503,000 as of August 31, 2014. The increase in cash is primarily due to a private placement financing completed during the second quarter for gross proceeds of $4.0 million.

Cash flows from operating activities for the nine months ended September 30, 2015 were $327,000 compared to $511,000 for the nine months ended August 31, 2014.

All amounts referenced herein are in Canadian dollars unless otherwise noted.


**Reminder for the Conference Call Tomorrow**

Conference call details are as follows:

Topic: Medicure's Q3 Results Call
Date:  Tuesday, November 10, 2015
Time: 8:00 am Central Time (9:00 am Eastern Time)
Canada Toll Free: 1 (866) 215-5508
U.S. Toll Free: 1 (877) 691-2551
Passcode: 41066496

You may request country specific international access info by emailing us in advance at info@medicure.com.

Management will accept and answer questions related to the financial results and its operations during the Q&A period at the end of the conference call. A recording of the call will be available following the event at www.medicure.com.

**About Medicure Inc.**

Medicure is a specialty pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. hospital market. The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

**About AGGRASTAT**

**Indications and Usage**
AGGRASTAT is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

**Dosage and Administration**
Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours. In patients with creatinine clearance ≤60 mL/min, give 25 mcg/kg within 5 minutes and then 0.075 mcg/kg/min.

**Clinical Experience**
In clinical studies with the HDB regimen, Aggrastat was administered in combination with aspirin, clopidogrel and heparin or bivalirudin to over 8,000 patients for typically ≤24 hours.

**Contraindications**
Known hypersensitivity to any component of Aggrastat History of thrombocytopenia with prior exposure to Aggrastat Active internal bleeding, or history of bleeding diathesis, major surgical procedure or severe physical trauma within previous month.

**Warnings and Precautions**
Aggrastat can cause serious bleeding. If bleeding cannot be controlled discontinue Aggrastat. Thrombocytopenia: Discontinue Aggrastat and heparin.

**Adverse Reactions**
Bleeding is the most commonly reported adverse reaction.

For more information on AGGRASTAT, please refer to Full Prescribing Information.

**Notes**

(1) The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and one-time items". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2015 and August 31, 2014 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

**For more information, please contact:**

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

**To be added to Medicure's e-mail list, please visit:**
**http://medicure.mediaroom.com/alerts**

**Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.**

**Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, including the expectation of continued revenue growth, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the seven months ended December 31, 2014.**

**Medicure Inc.**

Condensed Consolidated Interim Statements of
Financial Position

(expressed in Canadian dollars) Unaudited

| | September 30, 2015 | December 31, 2014 |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | 4,079,977 | 493,869 |
| Accounts receivable | 3,472,569 | 1,637,676 |
| Inventories | 1,088,265 | 1,099,576 |
| Prepaid expenses | 912,131 | 642,976 |
| Total current assets | 9,552,942 | 3,874,097 |
| Non-current assets: | | |
| Property and equipment | 142,151 | 33,161 |
| Intangible assets | 745,639 | 1,096,946 |
| Investment in Apicore | 1,515,875 | 1,361,824 |
| Long-term derivative | 185,662 | 194,491 |
| Total non-current assets | 2,589,327 | 2,686,422 |
| **Total assets** | **12,142,269** | **6,560,519** |

**Liabilities and Deficiency**

Current liabilities:

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | 3,869,489 | 3,700,326 |
| Current portion of long-term debt | 1,624,960 | 654,877 |
| Accrued interest on long-term debt | 20,377 | 22,295 |
| Total current liabilities | 5,514,826 | 4,377,498 |
| Non-current liabilities | | |
| Long-term debt | 3,021,397 | 4,225,949 |
| Royalty obligation | 1,576,008 | 1,715,310 |
| Other long-term liability | 75,694 | 152,778 |
| Total non-current liabilities | 4,673,099 | 6,094,037 |
| Total liabilities | 10,187,925 | 10,471,535 |
| Deficiency: | | |
| Share capital | 121,128,899 | 117,045,763 |
| Warrants | 232,571 | - |
| Contributed surplus | 6,245,665 | 5,360,748 |
| Accumulated other comprehensive income | 769,229 | 298,329 |
| Deficit | (126,422,020) | (126,615,856) |
| Total deficiency | 1,954,344 | (3,911,016) |
| Commitments and contingencies | | |
| **Total liabilities and deficiency** | **12,142,269** | **6,560,519** |

**Medicure Inc.**

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income

(Loss)

(expressed in Canadian dollars) Unaudited

| | Three months ended September 30, 2015 | Three months ended August 31, 2014 | Nine months ended September 30, 2015 | Nine months ended August 31, 2014 |
|---|---|---|---|---|
| **Revenue** | | | | |
| Product sales, net | 5,415,992 | 2,125,483 | 12,555,849 | 5,557,769 |
| Cost of goods sold | 542,071 | 276,005 | 1,448,710 | 780,061 |
| **Gross Profit** | **4,873,921** | **1,849,478** | **11,107,139** | **4,777,708** |
| **Expenses** | | | | |
| Selling, general and administrative | 2,393,240 | 1,081,026 | 6,839,623 | 3,140,960 |
| Research and development | 2,643,757 | 305,650 | 3,349,333 | 577,516 |
| | 5,036,997 | 1,386,676 | 10,188,956 | 3,718,476 |
| **Income before the undernoted** | **(163,076)** | **462,802** | **918,183** | **1,059,232** |
| Other expense (income): | | | | |
| Investment structuring services | - | (1,132,940) | - | (1,132,940) |

| | | | | |
|---|---|---|---|---|
| Revaluation of long-term derivative | (43,679) | - | 8,829 | - |
| Loss on settlement of debt | - | - | 60,595 | - |
| Finance costs (income): | | | | |
| Finance income | (133) | (14) | (225) | (43) |
| Finance expense | 201,798 | 237,518 | 612,815 | 1,785,921 |
| Foreign exchange loss (gain), net | 26,583 | 10,767 | 42,333 | 4,095 |
| | 228,248 | 248,271 | 654,923 | 1,789,973 |
| **Net income (loss)** | (347,648) | 1,347,471 | 193,836 | **402,199** |
| Translation adjustment | 315,634 | 8,382 | 470,900 | 52,464 |
| Comprehensive income (loss) | (32,014) | 1,355,853 | 664,736 | 454,663 |
| Basic income (loss) per share | (0.02) | 0.11 | 0.01 | 0.03 |
| Diluted income (loss) per share | (0.02) | 0.10 | 0.01 | 0.03 |
| Weighted average number of common shares used | 14,366,917 | 12,199,841 | 13,336,109 | 12,199,841 |

| | | | | |
|---|---|---|---|---|
| in computing basic income (loss) per share | | | | |
| Weighted average number of common shares used in computing fully diluted income (loss) per share | 14,366,917 | 13,844,873 | 15,558,196 | 13,844,873 |

**Medicure Inc.**

Condensed Consolidated Interim Statement of Cash Flows

(expressed in Canadian dollars) Unaudited

| | Nine months ended September 30, 2015 | Nine months ended August 31, 2014 |
|---|---|---|
| Cash (used in) provided by: | | |
| Operating activities: | | |
| Net income (loss) for the period | 193,836 | 402,199 |
| Adjustments for: | | |
| Investment in Apicore | - | (1,300,612) |
| Revaluation of long-term derivative | 8,829 | - |
| Loss on settlement of debt | 60,595 | - |

| | | |
|---|---:|---:|
| Amortization of property and equipment | 15,043 | 4,569 |
| Amortization of intangible assets | 487,235 | 422,222 |
| Stock-based compensation | 915,207 | 495,065 |
| Write-down of inventory | 96,233 | 22,209 |
| Finance expense | 612,815 | 1,785,921 |
| Unrealized foreign exchange loss | 44,568 | 16,692 |
| Change in the following: | | |
| Accounts receivable | (1,834,893) | (735,797) |
| Inventories | (84,922) | 168,253 |
| Prepaid expenses | (269,155) | (374,723) |
| Accounts payable and accrued liabilities | 813,259 | 67,964 |
| Other long-term liability | (77,084) | (11,236) |
| Interest paid | (248,970) | (248,744) |
| Royalties paid | (405,434) | (202,526) |
| **Cash flows from operating activities** | **327,162** | **511,456** |
| Investing activities: | | |
| Acquisition of property and equipment | (122,429) | (14,281) |
| Acquisition of intangible assets | - | (7,206) |
| **Cash flows used in investing activities** | **(122,429)** | **(21,487)** |
| Financing activities: | | |
| Issuance of common shares, net of share issue costs | 3,630,323 | - |

| | | |
|---|---:|---:|
| Exercise of stock options | 31,065 | 2,000 |
| Repayment of long-term debt | (277,778) | - |
| **Cash flows from financing activities** | **3,383,610** | **2,000** |
| Foreign exchange gain on cash held in foreign currency | (2,235) | 1,854 |
| Increase in cash | 3,586,108 | 493,823 |
| Cash, beginning of period | 493,869 | 9,136 |
| **Cash, end of period** | **4,079,977** | **502,959** |
| **Supplementary information:** | | |
| Non-cash financing activities: | | |
| Shares issued on debt settlement | 624,029 | - |
| Warrants issued as share issue costs | 232,571 | - |

SOURCE Medicure Inc.

For further information: Dawson Reimer, President & COO, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com